United States securities and exchange commission logo





                             July 6, 2022

       Xizhen Ye
       Chief Executive Officer
       Longwen Group Corp.
       8275 South Eastern Avenue #200
       Las Vegas, NV 89123

                                                        Re: Longwen Group Corp.
                                                            Registration
Statement on Form 10-12G
                                                            Filed June 10, 2022
                                                            File No. 000-11596

       Dear Mr. Ye:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G filed June 10, 2022

       Item 1. Description of Business
       Organization and Corporate History, page 3

   1. We note your disclosure that the company was originally named Expertelligence, Inc, however please also
include the original state of incorporation. It appears that Longwen
                                                        Cayman became the
registrant, a Nevada company; please explain when and how this occurred. In addition,
please expand the description of corporate history to explain corporate activities,
if any, between August 2018 and June 2021.
   2. We note on page 13 that the company's common stock are listed on the OTC Market's
                                                        "Pink Sheets." Please
include additional detail in this section identifying when the company began trading
on the Pink Sheets.
   3. Disclose clearly that the company uses a structure that involves a subsidiary based in
 Xizhen Ye
FirstName   LastNameXizhen Ye
Longwen Group    Corp.
Comapany
July 6, 2022NameLongwen Group Corp.
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FirstName LastName
         China and what that entails, and provide early in this section a
diagram of the company   s
         corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have
         economic rights and exercise control over your subsidiary's operations. Identify clearly the
         entity in which investors are purchasing their interest and the entity(ies) in which the
         company   s operations are conducted. Describe the relevant
contractual agreements
         between the entities and how this type of corporate structure may affect investors and the value of their investment, including that the company may incur substantial costs to enforce the terms of the arrangements and the challenges the company may face enforcing these arrangements due to legal uncertainties and jurisdictional limits.
4. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of
         China (CAC) or any other governmental agency that is required to approve your operations or approve your offerings, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
5. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed.
Quantify any cash flows and
         transfers of other assets by type that have occurred between the company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the company and which entity made such transfer, and their tax
         consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S.
         investors. Describe any restrictions and limitations on your ability to distribute earnings
         from the company, including your subsidiaries, to the parent company and U.S. investors.
         Provide cross-references to the consolidated financial statements.
6. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your
         securities. Discuss the potential impact of the Accelerating Holding Foreign Companies
         Accountable Act, as well. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
7.       Include a summary of risk factors section that discloses the risks that your corporate
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FirstName   LastNameXizhen Ye
Longwen Group    Corp.
Comapany
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         structure and being based in or having the majority of the company   s
operations in China
         poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
General Business Plan, page 4

8. We note your disclosure that the issuer's "primary objective is project development and acquisition in cultural fields." However, you also state that the company acquired
         Hangzhou Longwen for the purpose of finding merger and acquisition targets, and that
         Hangzhou Longwen is being used to enter into consulting services contracts. Please revise to clarify and align the principal products or services of the issuer here and throughout the registration statement. If your primary business plan is to engage in a merger with a private company, please provide your analysis of whether you are a blank-check company and therefore need to revise your registration statement to inform the public of your obligations under Rule 419 of the Securities Act.
Liquidity and Capital Resources, page 9

9. We note your disclosure on page 9 that your existing revenue will not be sufficient to meet your planned operating expenses. Please revise your disclosure to describe in more detail your plan of operations for the next 12 months, including the anticipated timeline and expenditures for these events, as well as the source of funds for such expenditures.
         Disclose the minimum period of time that you will be able to conduct your planned operations using currently available resources.
Directors and Executive Officers, page 10

10. With reference to the to the disclosure on page 10 and the description of Mr. Ye's business experience background, please provide more detail when referencing the "several local companies" Mr. Ye has operated in the past, including Mr. Ye's role as president of the
         Cayman entity Longwen Group Corporation disclosed on page 3. With reference to the disclosure on page 11 and the description of Mr. Lu's business experience background, please provide additional detail to cover the past five years, including any material responsibilities undertaken prior to joining the company. Please refer to Item 401(e) of
 Xizhen Ye
FirstName   LastNameXizhen Ye
Longwen Group    Corp.
Comapany
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         Regulation S-K.
General

11. In a section preceding Item 1, please disclose prominently that you are not a Chinese operating company but, if true, a Nevada holding company with operations conducted by
         Hangzhou Longwen, your sole subsidiary, and that this structure involves unique risks to investors. Disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.
12. Also in the section preceding Item 1, provide prominent disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s
         operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China
s government, such
         as those related to the use of variable interest entities and data security or anti-monopoly
         concerns, have or may impact the company   s ability to conduct its
business, accept
         foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16,
         2021 and whether and how the Holding Foreign Companies Accountable
Act,
         Accelerating Holding Foreign Companies Accountable Act and related regulations will affect your company. Item 1 should address, but not necessarily be limited to, the risks highlighted in this section.
13. Also in the section preceding Item 1, clearly disclose how you will refer to the (holding)
         company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your sole subsidiary conducts operations in China and that the registrant company is a holding company that does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
14.      Also in the section preceding Item 1:
             Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the consolidated financial statements.
 Xizhen Ye
FirstName   LastNameXizhen Ye
Longwen Group    Corp.
Comapany
July 6, 2022NameLongwen Group Corp.
July 6,5 2022 Page 5
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FirstName LastName
                Amend your disclosure here and in Item 1, the summary risk factors and risk factors sections to state that, to the extent cash/assets in the business is in the PRC or a
              PRC entity, the cash/assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash/assets; provide cross-references to these other discussions. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries or investors; provide a cross-reference to your discussion of this issue in
              Item 1 and the summary risk factors and risk factors sections, as well.
                To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries or investors, summarize the policies in this section and in Item 1, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state in this section and in Item 1 that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference in this section to the discussion of this issue in Item 1.
15. Revise your risk factors to acknowledge that if the PRC government determines that your corporate structure does not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your securities may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert control over the assets of your PRC subsidiaries that, if true, conduct all or substantially all of your operations.
16. Disclose the risks relating to the Holding Foreign Companies Accountable Act. Disclose
         that the United States Senate has passed the Accelerating Holding Foreign Companies
         Accountable Act, which, if enacted, would decrease the number of noninspection years from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the
         Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland
         China or Hong Kong. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
17.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
 Xizhen Ye
Longwen Group Corp.
July 6, 2022
Page 6
18. In light of recent events indicating greater oversight by the Cyberspace Administration of
      China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and future offerings, and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
19.   Please file the exhibits required by Item 601 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amy Geddes at 202-551-3304 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                           Sincerely,
FirstName LastNameXizhen Ye
                                                           Division of
Corporation Finance
Comapany NameLongwen Group Corp.
                                                           Office of Trade &
Services
July 6, 2022 Page 6
cc:       William Barnett
FirstName LastName